                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.___ )*

                               WORK RECOVERY, INC.
                               -------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    981370307
                                    ---------
                                 (CUSIP Number)


                             Robert T. Wilson, Esq.
                               Arter & Hadden LLP
                                925 Euclid Avenue
                            1100 Huntington Building
                              Cleveland, Ohio 44115
                                  216-696-1100
-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                November 4, 1997
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

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
CUSIP NO.: 981370307                                                                              PAGE 2 OF 5 PAGES
           ---------
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--------- ------------------------------------------------------------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON                                              E. Michael House
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------- ------------------------------------------------------------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)


                                                                                                                (a)[ ]

                                                                                                                (b)[ ]

--------- ------------------------------------------------------------------------------------------------------------------------
   3
          SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------------------
   4
          SOURCE OF FUNDS (See instructions)                                   OO

--------- ------------------------------------------------------------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]

--------- ------------------------------------------------------------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION                 United States

--------- ------------------------------------------------------------------------------------------------------------------------
                                            7
        NUMBER OF SHARES BENE-                    SOLE VOTING POWER                    3,680,707.5 shares of common stock
        FICIALLY OWNED BY EACH                                                         (See "Explanatory Note")
        REPORTING PERSON WITH
                                         -------- --------------------------------------------------------------------------------
                                            8
                                                  SHARED VOTING POWER              -0-

                                         -------- --------------------------------------------------------------------------------
                                            9
                                                  SOLE DISPOSITIVE POWER            3,680,707.5 shares of common stock
                                                                                    (See "Explanatory Note")
                                         -------- --------------------------------------------------------------------------------
                                           10
                                                  SHARED DISPOSITIVE POWER         -0-

---------------------------------------- -------- --------------------------------------------------------------------------------
  11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                                                   3,680,707.5 shares of common stock
                                                                                  (See "Explanatory Note")

--------- ------------------------------------------------------------------------------------------------------------------------
12
          CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)                     [ ]
--------- ------------------------------------------------------------------------------------------------------------------------
13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                           20% of Common Stock

                                                                                      (See "Explanatory Note")
--------- ------------------------------------------------------------------------------------------------------------------------
14
          TYPE OF REPORTING PERSON (See instructions)                           IN
--------- ------------------------------------------------------------------------------------------------------------------------
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                               Page 2 of 5 Pages

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                                 SCHEDULE 13D
                         ---------------------------
CUSIP NO.: 981370307




EXPLANATORY NOTE
----------------

         This Schedule 13D is being filed because Functional Capacity Evaluation
Technologies, Inc., a Delaware corporation ("FCET"), entered into a Memorandum of Agreement (the "Agreement") with Work Recovery, Inc., a Delaware Corporation
("WRI"), on November 4, 1997. E. Michael House, the reporting person for this
Schedule 13D, is the sole owner of all of the issued and outstanding shares of FCET and therefore has the power, by virtue of the control he exercises over the selection of the board of directors of FCET, to direct the voting and disposition of securities held of record by FCET.

         Pursuant to the Agreement, which is for a term of three years commencing October 22, 1997 and is cancelable on six months prior written notice by FCET and for other reasons as set forth therein, FCET will provide worldwide sales and marketing service support and engineering management services to WRI.
In addition to other consideration as set forth below, the Agreement provides that WRI will grant to FCET immediately exercisable stock options (the "FCET
Options") exercisable for that aggregate number of shares of WRI common stock, par value $.01 per share, which would equal 20% of the outstanding number of shares of common stock of WRI, calculated on a fully diluted, pro forma basis.
The exercise price of the FCET Options will be equal to the lesser of $.16 per share or the closing price of the Common Stock on the date of execution of a more detailed agreement with respect to the matters set forth in the Agreement.
As noted above, by virtue of his power to direct the voting and disposition of securities held of record by FCET, Mr. House is the beneficial owner of the FCET
Options and would be the beneficial owner of any shares of common stock acquired upon exercise thereof.

         In addition to the FCET Options, the Agreement provides that FCET will receive a fee of $30,000 per month plus an amount equal to 10% of WRI's net book revenues generated from the sale of its products and services. Beginning January
1, 1998, FCET will receive an additional fee of $10,000 per month for manufacturing management services if assembly of WRI's ERGOS(TM) System has not been subcontracted to an outside third party by such date. FCET will be entitled to receive a $1,000,000 cash bonus if WRI generates, during the term of the Agreement, a cumulative total of $5,000,000 in earnings calculated before interest, taxes, depreciation and amortization and all restructuring costs. FCET will also be entitled to receive a royalty fee at a declining basis upon termination of the Agreement. The foregoing summary of the Agreement is qualified in its entirety by reference to the Agreement itself, which is incorporated by reference into this Schedule 13D (See Item 7, "Material to Be
Filed as Exhibits").



ITEM 1.  SECURITY AND ISSUER
-------  -------------------

This statement relates to the shares of common stock, par value $.01 per share, of Work Recovery, Inc., a Delaware Corporation ("WRI"). The address of WRI's principal office is 2341 S. Friebus, Suite 14, Tucson, Arizona 85713.


ITEM 2.  IDENTITY AND BACKGROUND
-------  -----------------------

(a) Name
    ----

E. Michael House

(b) Business Address
    ----------------

c/o EJB Group, Inc.
75 Milford Road
Hudson, Ohio 44236

(c) Present Principal Occupation
    ----------------------------

Private Investor
c/o 75 Milford Road
Hudson, Ohio 44236

(d) During the last five years, Mr. House has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                               Page 3 of 5 Pages

                                 SCHEDULE 13D
                         ---------------------------
CUSIP NO.: 981370307


(e) During the last five years, Mr. House has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship
     -----------

United States


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
-------  -------------------------------------------------

The FCET Options were issued in consideration of FCET's agreement to provide WRI with worldwide sales and marketing service support and engineering management services for a term of three years, subject to the terms of the Agreement. The exercise price of the FCET options will be equal to the lesser of $.16 per share or the closing price of the Common Stock on the date of execution of a more detailed agreement with respect to the matters set forth in the Agreement, and it is anticipated that the funds for such exercise will be provided out of the working capital of FCET.


ITEM 4.  PURPOSE OF TRANSACTION
-------  ----------------------

   The purpose of the Agreement was to provide FCET with the opportunity to furnish WRI with worldwide sales and marketing service support and engineering management services. The sole purpose of acquiring the FCET Options and the potential acquisition of common stock pursuant to the exercise of the FCET Options was and remains at this date investment. Mr. House currently has no plans or proposals which relate to or would result in:

   (a) The acquisition by any person of additional securities of WRI, or the disposition of securities of WRI;

   (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving WRI or any of its subsidiaries;

   (c) A sale or transfer of a material amount of assets of WRI or any of its subsidiaries;

   (d) Any change in the present board of directors or management of WRI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

   (e) Any material change in the present capitalization or dividend policy of WRI;

   (f) Any other material change in WRI's business or corporate structure;

   (g) Changes in WRI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of WRI by any person;

   (h) Causing a class of securities of WRI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

   (i) A class of equity securities of WRI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

   (j) Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
-------  ------------------------------------

See "Explanatory Note" above.

(a) Aggregate Number and Percentage of Securities
    ---------------------------------------------

Pursuant to the Agreement, Mr. House acquired beneficial ownership of immediately exercisable stock options exercisable into that aggregate number of shares of WRI common stock, par value $.01 per share, which would equal 20% of the outstanding number of shares of common stock of WRI, calculated on a fully diluted, pro forma basis. Based on WRI's Form 10-Q for the quarter ended September 30, 1997, 14,722,830 shares of common

                               Page 4 of 5 Pages

                                 SCHEDULE 13D
                         ---------------------------
CUSIP NO.: 981370307


stock were issued and outstanding as of September 30, 1997, giving Mr. House the right to acquire beneficial ownership of 3,680,707.5 shares of common stock.

(b) Power to Vote and Dispose
    -------------------------

Upon the exercise of the FCET options, Mr. House would acquire sole power to direct the vote and the disposition of that aggregate number of shares of WRI common stock, par value $.01 per share, which would equal 20% of the outstanding number of shares of common stock of WRI, calculated on a fully diluted, pro forma basis. Based on WRI's Form 10-Q for the quarter ended September 30, 1997, 14,722,830 shares of common stock were issued and outstanding as of September 30, 1997, giving Mr. House the right to acquire beneficial ownership of 3,680,707.5 shares of common stock. Until the FCET Options are exercised and the underlying shares are acquired, Mr. House has no power to direct the vote or the disposition of any of the shares of common stock of WRI.

(c) Transactions within the Past 60 Days
    ------------------------------------

Mr. House has not engaged in any transactions in common stock of WRI during the past sixty days.

(d) Certain Rights of Other Persons
    -------------------------------

Not applicable.

(e) Date Ceased to Be 5% Owner
    --------------------------

Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
--------------------------------------------------------------------------------
SECURITIES OF THE ISSUER
------------------------

See "Explanatory Note," above, for a description of the contracts, arrangements, understandings and relationships described in this Schedule 13D.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-------  --------------------------------

Memorandum of Agreement dated November 4, 1997 between WRI and FCET, incorporated by reference from WRI's Form 10-Q for the quarter ended September 30, 1997 (SEC File Number 000-18695).



SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date: December 19, 1997


                                             /s/ E. Michael House
                                             -------------------------
                                              E. Michael House